PHC, INC.
200 Lake Street, Suite 102
Peabody, MA  01960

April 30, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549
Attention:     Tia Jenkins
Senior Assistant Chief Accountant

RE:         PHC, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 30, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 17, 2009
File No. 1-33323

Dear Ms Jenkins:

We have reviewed your comment letter dated April 16, 2009 and acknowledge that:

♦	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
♦	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
♦	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following responses have been keyed to your comment letter and marked to facilitate your review.

Form 10-K for Fiscal Year Ended June 30, 2008

Notes to Consolidated Financial Statements, page F-9

Note D – Other Assets, page F-19

Comment 1.
We note that your capitalized licensure fees increased from $701,220 at June 30, 2007 to $1,404,955 at June 30, 2008.  Please disclose within Note A your accounting policy with respect to capitalization and amortization of licensure fees, and explain to us the basis within GAAP for the capitalization of such fees.

Response
The increase in licensure fees for the year ended June 30, 2008 is attributable to the purchase and implementation of new accounting software for all of our facilities.  We capitalize software licensure fees, including the cost of implementation, for software acquired for use in our operations and amortize the cost over the estimated useful life of the software in accordance with GAAP.

 Per our discussion with the staff, shown below is a sample of the expanded Note A – “The Company and Summary of Significant Accounting Policies” and Note D – “Other Assets” disclosure that will be included in future filings as applicable.

NOTE A – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Other assets:

Other assets consists of deposits, deferred expenses advances, construction in progress, investment in Seven Hills LLC, investment in Behavioral Health Partners, LLC, software licensure fees, and internally developed and acquired software which is being amortized over three to seven years based on its estimated useful life in accordance with specific guidelines outlined in AICPA Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use .

NOTE D - OTHER ASSETS

Included in other assets are investments in unconsolidated subsidiaries.  As of June 30, 2008 this includes the Company’s investment in Seven Hills Psych Center, LLC of $399,735 (this LLC holds the assets of the Seven Hills Hospital which is being leased by a subsidiary of the Company) and the Company’s investment in Behavioral Health Partners, LLC, of $700,000 which will build an additional outpatient site in Las Vegas to be leased by another subsidiary of the Company.    Software licensure fees increased materially in the fiscal year ended June 30, 2008, as compared to the previous fiscal year, as the company completed the implementation of the Meditech accounting software for recording and tracking patient services from admissions through billing and collections.

The following table lists amounts included in other assets:

Description	As of June 30,
	2008	2007
Construction in progress ($1,362,000 in escrow for improvements)	$--	$1,719,623
Software development & licensure fees	1,404,955	701,220
Investment in unconsolidated subsidiary	1,099,735	400,000
Deferred Expense	--	319,842
Deposits and other assets	310,492	324,671

Total	$2,815,182	$3,465,356

Total accumulated amortization of software licensure fees was $333,798 as of June 30, 2008.  Total amortization expense related to software licensure fees was $46,881, $84,545 and $202,372 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

The following is a summary of expected amortization expense of software licensure fees for the succeeding fiscal years and thereafter as of June 30, 2008:

Year Ending
June 30,	Amount
2009	$258,440
2010	279,093
2011	241,004
2012	195,386
2013	181,186
Thereafter	249,846
$1,404,955

Form 10-Q for Fiscal Quarter Ended December 31, 2008

General
Comment 2. Please provide page numbers in future filings.

Response Page numbers will be included in all future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 3.
We note that you opened Seven Hills Hospital and are ramping up Capstone Academy.  Please expand your MD&A to describe the impact that these two activities will have on your results of operations and cash flows and the timing of any such impacts.

Response
The opening of Seven Hills Hospital and the ramping up of Capstone Academy had a material negative impact on the results of operations for the six months ended December 31, 2008, as facilities are required to be fully operational and, in some cases, units fully staffed in order to be considered for licensure and accreditation.  Our experience in opering up new facilities generally results in cash outflows as we increase ulilization of our patient beds.  We also expect that we will have similar results on the days outstanding on the collections of our accounts receivables.   These negative cash flows are expected for at least the first six months of operations for a new facility or program under normal circumstances; however, with today’s economic conditions, the turnaround is expected to be significantly longer.

 We have amended Form 10-Q for the fiscal quarter ended December 31, 2008 to include additional information in the MD&A related to the impact of the opening of Seven Hills Hospital and the ramping up of Capstone Academy on our results of operations and cash flows, as well as the timing of such impacts.

Liquidity and Capital Resources

Comment 4.
 You state that as of December 31, 2008 you borrowed to the maximum availability of your revolving credit line and only a minimum amount is available on your current term loan.  Furthermore, your cash and cash equivalents represents $1.0 million as of December 31, 2008, and you experienced cash outflows from continuing operations of $1,685,301 during the six months-ended December 31, 2008.  Please expand your liquidity discussion to address whether you have adequate amounts of cash to meet the Company’s needs for operating expenses and material commitments on both a long and short-term basis.

Response
Although cash outflows from continuing operations totaled $1,685,301 for the six months ended December 31, 2008, this amount included an increase in accounts receivable of over $1,000,000 as a result of the opening of the operations at Seven Hills Hospital and slow receivable collections normally experienced during the December quarter each year.  In order to provide for additional short-term cash to support operations, subsequent to the quarter ended December 31, 2008, the Company signed an overline agreement with its primary lender for an additional $200,000 of availability and secured Board approval for an additional $500,000 in related party debt if required.    We believe that based on our cash flow projections, additional sources of short term borrowing will be sufficent to fund our operation for the next twelve months.  In addition the company signed an agreement to sell the assets of its research division which would provide for more long-term cash relief.  This information was disclosed in the 10-Q for the quarter ended December 31, 2008 under Note L – “Subsequent events” but only part of this information was included as part of Liquidity and Capital Resources.

In our amendment to Form 10-Q for the fiscal quarter ended December 31, 2008 noted above we have expanded Liquidity and Capital Resources to more fully disclose our future expectation for cash flow and the provisions we have made subsequent to quarter end to assure adequate cash flow for operations both in the short-term and the long-term.

Please contact me at (978) 536-2777 with any questions regarding our responses or any additional comments you may have.

Sincerely,

/s/ Paula C. Wurts
Chief Financial Officer
PHC, Inc.